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                                                                    Exhibit 99.5


 T O R Y S LLP                       79 Wellington St. W.    James E.A. Turner
------------------                   Box 270, TD Centre      TEL  416.865.8114
 NEW YORK  TORONTO                   Toronto, Ontario        jturner@torys.com
                                     M5K 1N2  Canada

                                     TEL  416.865.0040
                                     FAX  416.865.7380

                                     www.torys.com

BY FAX

Ontario Securities Commission
Suite 1900
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention:  Naizam Kanji


Commission des valeurs mobilieres du Quebec
800, square Victoria, 22e etage
C.P. 246, Tour de la Bourse
Montreal (PQ)
H4Z 1G3

Attention:  Dominic Paradis

Dear Sirs:

          RE: TELESYSTEM INTERNATIONAL WIRELESS INC.
              FEBRUARY 2, 2002 ISSUER BID FOR ITS EQUITY SUBORDINATED DEBENTURES

          We are writing on behalf of our clients Highfields Capital Ltd., Highfields Capital I LP, and Highfields Capital II LP (collectively "Highfields"). Highfields has extensive investments in North American public corporations, with a total of approximately US$5 billion under management, of which approximately Cdn$1 billion is invested in Canada. It is one of the largest shareholders in a number of Canadian public corporations. Highfields is the holder of a significant number of equity subordinated debentures ("ESDs") and equity units ("Units") of Telesystem International Wireless Inc. ("TIW"). TIW has made an issuer bid for its ESDs (the "ESD Bid") and for its Units (the "Unit Offer") which by their terms expired at noon today, February 4, 2002.

APPLICATION
-----------

          Highfields hereby applies to the Ontario and Quebec Securities Commissions pursuant to section 104(1)(a) of the Ontario Securities Act ("OSA") and section 272.1 of the
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Quebec Securities Act ("QSA") for an order extending the expiry time of the ESD
Bid until 11:59 p.m. on Wednesday, February 13, 2001 and for an order requiring TIW to amend the disclosure made in the ESD Bid to provide full and accurate disclosure of the reasons for decision and the judgment of the Ontario Superior Court of Justice dated Saturday, February 2, 2002 in respect of the Unit Offer (the "Court Decision").

          It is Highfields' position that the Court Decision would reasonably be expected to affect the decision of holders of ESDs whether to accept or reject the ESD Bid and which of the options to elect with respect to the consideration offered. Accordingly, a notice of change should have been issued by TIW pursuant to subsection 98(2) of the OSA and section 130 of the QSA. As you know, part of the consideration being offered to ESD holders under the ESD Bid is shares of TIW or warrants to acquire shares of TIW. The information which should have been disclosed in a notice of change to the ESD Bid is a material fact relating to the securities being offered in exchange for the ESDs (i.e. the shares and warrants of TIW) within the meaning of subsection 98(3) of the OSA and a material change likely to affect the value or market price of the shares of TIW within the meaning of section 132 of the QSA.

REASONS FOR ORDER REQUESTED
---------------------------

(a)  Inadequate Disclosure

          The ESD Bid and the Unit Offer are closely related elements of a comprehensive recapitalization and restructuring plan announced by TIW on
November 29, 2001.   The Units represent approximately a 55% equity ownership in
TIW's principal operating subsidiary, ClearWave N.V. TIW holds the balance. According to TIW's disclosure materials, ClearWave accounts for most of TIW's consolidated value. Under the Unit Offer, TIW is seeking to increase its ClearWave ownership. The ESD Bid is designed to result in a substantial reduction of TIW's debt obligations since TIW does not apparently have the means to pay that debt in full on its February 15, 2002 maturity. The alternative available to TIW, of paying the ESD obligations in TIW shares, would massively dilute current shareholders.

          On Saturday, February 2, 2002 the Ontario Superior Court ruled that the Unit Offer was coercive and oppressive. The Court also found illegalities in TIW's proposed transaction; specifically the Court ruled that the transaction conferred illegal collateral benefits on certain parties. On that basis an order was made, among other things, rendering null and void section 5.3 of the Indenture which governs the Units. TIW had previously publicly stated its intention to rely on that provision so as to forcibly acquire 100% ownership of ClearWave should a sufficient number of Unit holders tender under the Unit Offer. This course of action is no longer available to TIW. Even after having regard to Units which will be tendered to TIW pursuant to a lock-up agreement, Units representing more than a 20% equity interest in ClearWave will be held by public holders.

          As a result of the Court decision TIW will be required to amend the Unit Offer so as to render it not coercive. This will make it significantly more probable that Unit holders, relieved of the coercive nature of the original Unit Bid, will not tender their Units and fewer

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Units will be exchanged for TIW shares. Accordingly, less of the equity of
ClearWave will be acquired by TIW (quite apart from the inability to have recourse to section 5.3 of the Indenture). Further, the Court's holding that the Unit Offer was coercive and oppressive is a factor which could reasonably be expected to influence decisions of the ESD holders since it deals with a closely related transaction and impacts upon the manner in which an investor would regard TIW's management.

          The Court Decision and the consequences that flow from it are material to the decision of ESD holders whether to tender to the ESD Bid and, if they do, what consideration they elect to receive. This information had not been publicly disclosed at the expiry time of the ESD Bid. Only a handful of TIW insiders and parties to the litigation were aware of this information.

          Our clients believe that holders of the ESDs may well have made a different investment decision with respect to the ESD Bid had there been disclosure of the information related to the Court Decision. In their view as substantial investors, such information was clearly material to the investment decision required to be made by holders of ESDs. In their view, TIW's conduct in this matter, if left unaddressed, puts in issue the integrity of Ontario capital markets.

          The failure to disclose the Court Decision in a notice of change is a violation of subsection 98(2) of the OSA and section 130 of the QSA. This should be redressed by requiring TIW to extend the ESD Bid, with rights of withdrawal for those ESD Holders who have tendered, for such period of time as is necessary to allow holders of ESDs to review and evaluate the notice of change. We understand that the ESDs become due on February 15, 2002 and therefore request that the ESD Bid be extended to February 13, 2002.

(b)  Coercion

          Highfields is also of the view that the ESD Bid is coercive. ESD holders who tender their Units to the ESD Bid are deemed to have consented to various amendments to the ESDs which will alter the rights of ESD holders who do not tender. These amendments to the ESDs would result in, among other things, a reduction of the face amount of the ESDs by 75%. As a consequence, ESD holders who choose not to tender to the ESD Bid will, if the ESD Bid is accepted by 66 2/3% of ESD holders, have their ESDs written down by 75%. This will occur notwithstanding the fact that those who "consent" to the amendment will not be ESD holders suffering that consequence. ESD holders are not free to hold their ESDs unamended but will have their fate determined by those who tender to the ESD Bid and who receive other consideration. This Highfields believes is coercive and contrary to the public interest and should be reviewed by the Commission.

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ORDER REQUESTED
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          We strongly urge the Commissions to require the ESD Bid to be extended so that proper disclosure and fully informed decisions can be made by all holders of ESDs. It is in the public interest that such an order be granted.

          This letter constitutes an application to the Commissions for a joint hearing into this matter.

                                         Yours truly,

                                         TORYS


                                         James E.A. Turner